Exhibit 99.2

Nasdaq Ticker: MWC Investor Presentation August 2026 Micwar e Co. , Ltd.AI1AI2

2 This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . You can identify these statements by the fact that they do not relate strictly to historical or current facts . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this presentation . These statements are likely to address our growth strategy, financial results, and future development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth and expansion plan, including our ability to meet our goals ; current and future economic and political conditions ; our ability to compete in our industry ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract customers and further enhance our brand awareness ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; trends in our industry ; and other assumptions described in this presentation underlying or relating to any forward - looking statements . We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” in our annual report on Form 20 - F (the “Annual Report”) filed with the U . S . Securities and Exchange Commission (the “SEC”) . We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should read this presentation, along with the Annual Report and the documents that are filed as exhibits to the Annual Report , carefully and with the understanding that our actual future results may differ materially from what we currently expect . Industry Data and Forecasts This presentation contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys . These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed . Although we believe such information to be accurate, we have not independently verified the data from these sources . However, we acknowledge our responsibility for all disclosures in this presentation . Forecasts and other forward - looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward - looking statements in this presentation due to a variety of factors, including those described in the section entitled “Risk Factors” in the Annual Report and elsewhere in this presentation . These and other factors could cause results to differ materially from those expressed in the forecasts and estimates . Forward - Looking Statements SS1

Investment Highlights

Why Invest in Micware?

01 **Trusted Partner to Toyota & Honda**

Dual relationship: Toyota Motor Corporation (“Toyota”) & Honda Motor Co., Ltd. (“Honda”) are both customers and strategic shareholders of Micware

02 **Leading Japanese automotive software company**

20+ years serving leading original equipment manufacturers (“OEMs”)

03 **Positioned for Software Defined Vehicles (“SDV”) growth**

Expanding beyond in-vehicle infotainment (“IVI”) into next-generation vehicle software

04 **AI-powered DynaPlanet platform**

Creating a scalable recurring revenue opportunity

05 **Strong profitability and cash generation**

Funding future growth from a solid financial base

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Company Overview

Founded in 2003, Micware is a Japan-based automotive software developer specializing in IVI systems, navigation software and mobility solutions for OEMs.

20+ years

of experience in software development in the automotive industry*

300+

patents in total*

600+

number of employees**

Our Products and Services

- In-vehicle platform software
- Navigation software
- Other mobility software
- B2C services

Our Key Customers

- **Toyota holds >10% of the equity interests in Micware.**
- **Honda holds >10% of the equity interests in Micware.**
- Other customers include Daihatsu Motor Co., Ltd. and Denso Corporation.

Our Global Operations

6 operating entities and **13** branch offices across Japan, with established subsidiaries in the U.S., Thailand, and Germany*



Micware North America, Inc.
United States
Micware Europe GmbH
Germany
Kobe Headquarters
Japan
Micware Asia Pacific Co., Ltd.
Thailand

Note: *As of June 30, 2026. **Approximate employee headcount as of June 11, 2026.

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5 Location - Based Services Software Defined Vehicles Development and sale of software systems designed for SDV , including IVI system software and other mobility - enhancing software products Other Development and licensing of in - vehicle navigation software systems , and other geographic data - based services for B2B customers, mainly serving end users P rimarily comprises software development services designed for SDV , and B2C mobile app services unrelated to in - vehicle navigation Business Segment Note : The Company is evaluating organizational changes that may result in updates to its segment reporting in future periods . Any such changes remain subject to finalization . The segment information presented reflects the Company's current reporting basis .

6 3. Other Software - related Services 2. Licensing 1. Software Development Services Design and delivery of custom automotive software based on our proprietary IVI platform, which supports functions like navigation, multimedia, and connectivity After - sales maintenance and support services, as well as B2C mobile app services unrelated to in - vehicle navigation Licensing proprietary software modules to Tier 1 suppliers for integration into in - vehicle systems, typically on a per - unit basis Revenue Model

7 81.4% 15.0% 3.6% 76.7% 19.2% 4.1% Software Development Services Licensing FY2024 Audited FY2025 Audited Software - related Services Revenue US$ Million Revenue Breakdown Note: FY2024 refers to the fiscal year ended February 29, 2024; FY2025 refers to the fiscal year ended February 28, 2025; FY2 026 refers to the fiscal year ended February 28, 2026. All USD equivalents are based on the exchange rates as of the respective b al ance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federa l R eserve Board. Financial Highlights 116.9 140.2 140.3 FY2024 Audited FY2025 Audited FY2026 Audited 19 .9% 0 .1% 80.0% 14.8% 5.2% FY2026 Audited USD/JPY rate $1=¥149.90 USD/JPY rate $1=¥150.64 USD/JPY rate $1=¥156.05 AI1

Financial Highlights

Gross Profit

US$ Million

Gross Margin %



30.4%
35.0%
36.8%
35.5
49.1
51.6
38.3%
5.1%
FY2024 Audited
FY2025 Audited
FY2026 Audited

FY2024 Audited	FY2025 Audited	FY2026 Audited
USD/JPY rate $1=¥149.90	USD/JPY rate $1=¥150.64	USD/JPY rate $1=¥156.05

Adjusted Operating Profit*

US$ Million

Adjusted Operating Profit Margin (%)



11.5%
10.9%
11.1%
13.5
15.3
15.6
13.3%
2.0%
FY2024 Audited
FY2025 Audited
FY2026 Audited

FY2024 Audited	FY2025 Audited	FY2026 Audited
USD/JPY rate $1=¥149.90	USD/JPY rate $1=¥150.64	USD/JPY rate $1=¥156.05

Net Income Attributable to the Company's Ordinary Shareholders

US$ Million

Net Income Margin (%)



7.8%
6.3%
7.3%
9.1
8.8
10.3
17.0%
FY2024 Audited
FY2025 Audited
FY2026 Audited

FY2024 Audited	FY2025 Audited	FY2026 Audited
USD/JPY rate $1=¥149.90	USD/JPY rate $1=¥150.64	USD/JPY rate $1=¥156.05

Note: FY2024 refers to the fiscal year ended February 29, 2024; FY2025 refers to the fiscal year ended February 28, 2025; FY2026 refers to the fiscal year ended February 28, 2026. All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

*In evaluating its business, the Company uses certain non-GAAP measures as supplemental measures to review and assess its operating and financial performance, including Adjusted Operating Profit. Adjusted Operating Profit is a non-GAAP financial measure that is defined as operating profit plus one-time listing-related and other transformation expenses incurred in connection with the Company's IPO and corporate transformation initiatives. Management uses Adjusted Operating Profit as a benchmark measurement of its own operating results, and as a benchmark relative to its competitors. Adjusted Operating Profit is not a measure of financial performance under accounting principles generally accepted in the United States ("U.S. GAAP") and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP. Furthermore, this metric is not indicative of the Company's overall results or indicators of past or future financial performance. The way the Company measures Adjusted Operating Profit may not be comparable to similarly titled measures presented by other companies. See the Appendix for a reconciliation of the Company's operating profit, which the Company believes is the most directly comparable U.S. GAAP measure.

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9 Note: *Total indebtedness includes short term borrowings, current portion of long - term borrowings, and long - term borrowings. Al l USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most rec ent available rate prior to such dates, as reported by the United States Federal Reserve Board. Financial Highlights Cash and Cash Equivalents US$ Million 27.9 50.9 52.9 As of February 29, 2024 As of February 28, 2025 As of February 28, 2026 US$ Million 32.2 40.3 34.5 As of February 29, 2024 As of February 28, 2025 As of February 28, 2026 Total Indebtedness* USD/JPY rate $1=¥149.90 USD/JPY rate $1=¥150.64 USD/JPY rate $1=¥156.05 USD/JPY rate $1=¥149.90 USD/JPY rate $1=¥150.64 USD/JPY rate $1=¥156.05

10 Key FY2026 Financial Takeaways Our g ross margin improvement of + 1 . 8 % pts YoY to 36 . 8% , resulting in record - high margins and sustainable profitability rather than one - off gains . Even with a significant + 4 0 . 0 % YoY increase in R&D expenses , both operating profit and adjusted operating profit expanded , demonstrating the ability to fund future innovation while maintaining and expanding earnings . Strong , long - term relationships with leading global OEMs , particularly those with long development cycles, underscore the ability to secure recurring and follow - on projects in the evolving SDV space . 1 2 3 S ustainable Margin Expansion Driving Profit Growth Profitable Growth While Accelerating Strategic R&D Investmen t Deep OEM Integration Positions Us for SDV Growth

11 Strategic Direction Driving Long - Term Value Through Technology and Execution Supplier Platform Provider Founded in Kobe, Japan as a small team focused on developing car audio and navigation system s Recognized as one of the leading Japan - based IVI Tier 1 software suppliers Scaled into a global team with around 600 members worldwide * Accelerate global expansion Capture new opportunities Build a strong platform for the evolving mobility solutions Create long - term value by expanding beyond traditional boundaries Note: *Approximate employee headcount as of June 11, 2026. Developer 2003 ~2024 2026

Our Mission for Growth

The Two Growth Pillars of Our AI-centric Platform Strategy

micAuto-PF	MISSION
01	Maintain IVI domain
02	Expand ADAS* domain
03	Expand market via Connected**
04	Expand quality & assurance

×

DynaPlanet-PF	MISSION
01	Collect dynamic data***
02	Build dynamic spaces***
03	Preserve spatial data
04	Commercialize spatial platform

Go beyond convention through AI

To execute our mission for growth, we will launch a new organizational structure effective September 1, 2026, including the establishment of a new company focused on our next-generation spatial intelligence business.

Note: *ADAS: Advanced Driver Assistance Systems. **Connected: Connected Service. ***DynaPlanet's data and space elements.

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Future Growth Investment Priorities

Strategic Allocation of Capital by Business Segment

Software Defined Vehicles

30%

Key Product
micAuto-PF

Maintain and expand our established automotive software platform business

IPO Net Proceeds* + **Cash from Operations**

Location-Based Services

70%

Key Product
DynaPlanet
(formerly known as "DSMM")

Accelerate development of scalable recurring-revenue businesses

Allocation of IPO Proceeds

- Approximately **44%** for our DynaPlanet project and the expansion of micAuto-PF, including the commercialization and scaling of DynaPlanet and micAuto-PF, strategic investments to strengthen technologies, service offerings, and market access related to DynaPlanet and micAuto-PF, the development and expansion of our service line-up, and the enhancement of foundational technologies that support DynaPlanet and micAuto-PF;
- Approximately **36%** for general corporate purposes, including working capital as well as operating expenses;
- Approximately **12%** for strategic investments within our SDV and LBS segments, other than the DynaPlanet and micAuto-PF-related initiatives described above, that offer complementary technologies, services, or market access to strengthen our competitive position; and
- Approximately **8%** for marketing and advertising.

Note: *Includes the Underwriter's full exercise of its over-allotment option on May 27, 2026, in connection with the IPO.

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micAuto-PF, a Proprietary IVI software Platform

Technical Characteristics

- Utilization of Google Automotive Service for efficient Android app lifecycle managements
- Modular design enables reuse of software components across projects
- Strong cross-platform compatibility across OS, I/O devices, and cloud features
- Continuously improved through close OEM collaboration

micAuto-PF

Our Proprietary IVI Software Platform



Strategic Business Value

- Foundation for customized IVI solutions across client requirements and vehicle types
- Reduced duplicated engineering effort for more predictable timelines
- Economies of scope, improving cost structure
- Foundation for deeper long-term OEM relationships

Current Status

No OEM contracts have been signed to date. The first revenue contribution is expected to begin from FY2027. A contract with an OEM outside the existing Honda relationship would be the key validation milestone for the platform strategy.

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DynaPlanet, an Intelligent 3D Platform

Dynamic Street Map and Market Place (DSMM)

DynaPlanet

DynaPlanet

Dynamic Street Map and Market Place (DSMM) has been renamed **DynaPlanet** as part of our ongoing strategic evolution*.

DynaPlanet is an intelligent 3D platform designed for the AI era.
Location-based multimedia content (text, images, audio, 3D) is unified by AI into a single ecosystem, where new value and experiences continuously circulate.

Portfolio of Offerings

DynaPlanet


Himeji Castle
JAPAN

World Heritage Site
Himeji Castle
– 3D Platform
Demonstration

PreSpot**

APP

Prepare your spot before you are there

A 3D stadium reservation web app that allows users to preview the views from selected seats before booking.

Note:*Effective as of July 1, 2026. **Released on July 1, 2026.

Current Status

DynaPlanet is in the early stages of commercialization. While the platform has already generated initial revenue through commercial deployments, large-scale B2B, B2G, and OEM platform deployments remain in the early stages. We view DynaPlanet as a long-duration, recurring-revenue growth platform with increasing monetization opportunities over the coming years, rather than a near-term earnings driver.

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16 Growth Strategies Growth Strategies 1. Evolve from IVI Tier 1 to SDV Tier 1 Software Supplier • Deepen long - term partnerships with OEMs and Tier 1 suppliers; pursue new OEM engagements in Japan and potentially overseas • Accelerate talent acquisition across key Japanese cities and adjacent industries (electronics, robotics, aerospace) • Enter ADAS/autonomous - driving (AD) domains leveraging our IVI foundation for integrated cockpit - to - driving solutions • Broaden technical and quality capabilities to support growing safety requirements in modern vehicle software 2. Expand and Monetize the DynaPlanet 3D Platform • Transform digital mapping into recurring - revenue models via transaction commissions and third - party licensing • Pursue B2B and B2G opportunities in new and overseas markets, supported by partners such as Vizzion Enterprises (30+ countries) • Increase internal data acquisition capabilities by collecting spatial information for DynaPlanet directly • Expand functionality and adoption of PreSpot , our indoor digital - twin experience for stadiums and large event venues 舞川 1

17 01 First year as a Nasdaq - listed company 02 DynaPlanet commercialization 03 SDV market expansion 04 Strong financial performance while funding future innovation 05 Clear growth roadmap Growing capital markets visibility Transitioning from development to revenue generation Increasing software content per vehicle Strong profitability while investing for growth IPO proceeds supporting future expansion Near - Term Catalysts Why Invest Now? Now Now Near Term Medium Term Long Term Growth Horizon 玲八 1 2

18 Contact Micware Co., Ltd. Phone: +81 - 3 - 6699 - 9899 Email: mic_ir@micware.co.jp Address: 25 th Floor Kobe Asahi Building, 59 Naniwa - machi, Chuo - ku Kobe, Hyogo, Japan 650 - 0035 Website : www.ir - micware.com

Supporting Materials Appendix

20 Non - GAAP Reconciliation: Adjusted Operating Profit For the Fiscal Years Ended February 28, 2026 US$ February 28, 2026 JPY February 28, 2025 JPY February 29, 2024 JPY In thousands 15,149 2,364,008 2,160,301 1,892,397 Operating Profit 403 62,934 149,685 126,165 Plus: Listing - related and Transformational Expenses (a) 15,552 2,426,942 2,309,986 2,018,562 Adjusted Operating Profit Adjusted income from operations is a financial measure that is not calculated in accordance with U . S . Generally Accepted Accounting Principles (“GAAP”) (collectively referred to as the “non - GAAP financial measures”), and the use of the terms adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures . We believe the non - GAAP financial measure provides investors with useful information with respect to our historical operations . We present the non - GAAP financial measure as supplemental performance measures because we believe it facilitates a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period . Specifically, adjusted income from operations allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including non - recurring costs, such as listing - related and transformational expenses, other non - recurring income, such as litigation - related reimbursement . The non - GAAP financial measure also functions as key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers . (a) Represents listing - related and other transformational expenses incurred in connection with our IPO and corporate transformation initiatives for the fiscal years ended February 29 , 2024 and February 28 , 2025 and 2026 . These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity . Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the mos t recent available rate prior to such dates, as reported by the United States Federal Reserve Board. All USD figures are based on the USD/JPY rate $1=¥156.05

21 4.9 5.4 6.5 7.5 8.6 9.8 11.2 12.6 14.0 15.5 12.0 12.5 13.0 13.5 14.0 14.5 15.0 15.5 16.1 16.7 0 5 10 15 20 25 30 35 2020 2021 2022 2023 2024 2025E 2026E 2027E 2028E 2029E 16.9 17.9 19.5 21.0 22.6 24.3 26.2 28.1 30.1 32.2 Global Market Size of the IVI Market, 2020 - 2029E Billion US$ 2025E - 2029E 2020 - 2024 CAGR 3.6% 3.9% Hardware 12.1% 15.1% Software 7.3% 7.6% Total Hardware Software Source: The Frost & Sullivan Report Industry Overview

22 Source: The Frost & Sullivan Report Global Market Size of the Automotive Navigation System Market, 2020 - 2029E Million US$ 2025E - 2029E 2020 - 2024 7.3% 7.5% CAGR 6,069.0 6,524.1 7,000.4 7,532.4 8,105.0 8,688.5 9,340.2 10,031.3 10,743.6 11,527.8 0 5,000 10,000 15,000 2020 2021 2022 2023 2024 2025E 2026E 2027E 2028E 2029E Global Market Size of the Digital Mapping Market, 2020 - 2029E Million US$ 2025E - 2029E 2020 - 2024 7.4% 7.8% CAGR 1,740.8 1,854.5 2,020.2 2,175.6 2,351.4 2,517.4 2,714.3 2,911.1 3,118.3 3,344.9 0 1,000 2,000 3,000 4,000 2020 2021 2022 2023 2024 2025E 2026E 2027E 2028E 2029E Industry Overview

23 Management Team Kenji Narushima • Mr . Narushima founded Micware in March 2003 . • Mr . Narushima served as an independent outside director of O - Well from June 2023 to May 2024 . • Mr . Narushima was a representative director of Narushima Hompo Co . , Ltd . from November 2017 to October 2018 . • Mr . Narushima worked for Step One Limited, a Kobe - based software and hardware developer (“Step One”), from April 1990 to February 2003 . • Mr . Narushima obtained a diploma in information processing from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo in March 1985 . Representative Director, President, Chairman, and Chief Executive Officer Masahide Shigeno • Mr . Shigeno is one of the founding employees of Micware , and he has been primarily responsible for the technology of the entire Micware group . • Mr . Shigeno has served as a director at sdtech Inc . , a Japanese software developer and software engineering and design solution service provider, since September 2021 . • Mr . Shigeno was a software engineer at Step One from April 1993 to February 2003 . • Mr . Shigeno obtained a diploma in software from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo in March 1993 . Representative Director, Deputy President, Chief Technology Officer, and Member of the Nominating and Compensation Committee Kazunori Mori • Mr . Mori has been our director and chief marketing officer since May 2026 . He also concurrently serves as a director at our five Japanese subsidiaries since April 2026 . • Mr . Mori served as a general manager at Toyota Tsusho Corporation (TYO : 8015 ) was a general manager at its Advanced Mobility Services Division from April 2024 to March 2026 . • Mr . Mori obtained a bachelor’s degree in business administration from Kobe University in March 2000 . Director Chief Marketing Officer Takuma Segawa Chief Financial Officer • Mr . Segawa has been our chief financial officer since September 2024 . • Mr . Segawa was our director from May 2020 to May 2025 and our executive officer from April 2016 to May 2020 . • Mr . Segawa is one of the founding employees of Micware . • Mr . Segawa was a software engineer at Step One from April 1996 to February 2003 . • Mr . Segawa obtained a bachelor’s degree in engineering from Osaka Electro - Communication University in Neyagawa City, Osaka in March 1996 . 玲八 1 玲八 2 SS3

24 Board of Directors Kenji Narushima • Mr . Narushima founded Micware in March 2003 . • Mr . Narushima served as an independent outside director of O - Well from June 2023 to May 2024 . • Mr . Narushima was a representative director of Narushima Hompo Co . , Ltd . from November 2017 to October 2018 . • Mr . Narushima worked for Step One Limited, a Kobe - based software and hardware developer (“Step One”), from April 1990 to February 2003 . • Mr . Narushima obtained a diploma in information processing from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo in March 1985 . Representative Director, President, Chairman, and Chief Executive Officer Masahide Shigeno • Mr . Shigeno is one of the founding employees of Micware , and he has been primarily responsible for the technology of the entire Micware group . • Mr . Shigeno has served as a director at sdtech Inc . , a Japanese software developer and software engineering and design solution service provider, since September 2021 . • Mr . Shigeno was a software engineer at Step One from April 1993 to February 2003 . • Mr . Shigeno obtained a diploma in software from the College of Computing, Kobe Institute of Computing in Kobe, Hyogo in March 1993 . Representative Director, Deputy President, Chief Technology Officer, and Member of the Nominating and Compensation Committee Kazunori Mori • Mr . Mori has been our director and chief marketing officer since May 2026 . He also concurrently serves as a director at our five Japanese subsidiaries since April 2026 . • Mr . Mori served as a general manager at Toyota Tsusho Corporation (TYO : 8015 ) was a general manager at its Advanced Mobility Services Division from April 2024 to March 2026 . • Mr . Mori obtained a bachelor’s degree in business administration from Kobe University in March 2000 . Director Kazuyuki Kawabata • Mr . Kawabata has been our independent director since May 2020 . • Mr . Kawabata spent 46 years working at Awaji Shinkin Bank, a cooperative financial institution headquartered in Sumoto City, Hyogo . • Mr . Kawabata was a director and general manager at the Awaji Shinkin Bank from April 2014 to March 2019 . • Mr . Kawabata graduated from Hyogo Prefectural Sumoto Industrial Senior High School in Sumoto City, Hyogo in March 1970 . Independent Director and Member of the Nominating and Compensation Committee Chief Marketing Officer SS1

Board of Directors



Asami Sadoi

Independent Director and Member of the Nominating and Compensation Committee

- Ms. Sadoi has been our independent director since June 2023.
- Ms. Sadoi has served as a president of Office muMore, where she provides consulting services regarding woman employees' career development since April 2021.
- Ms. Sadoi served as a representative director and president at Fujitsu Middleware Limited from June 2015 to March 2021.
- Ms. Sadoi obtained a bachelor's degree in international relations from Tsuda University in Tokyo in March 1981.



Yuko Osumi

Independent Director and Member of the Nominating and Compensation Committee

- Ms. Osumi has been our independent director since May 2025.
- Ms. Osumi has approximately 24 years of experience in the automobile industry.
- Ms. Osumi has been a global customer manager at Bose Automotive G.K., where she is responsible for sales and customer management for automotive sound system.
- Ms. Osumi obtained a bachelor's degree in international relations from Tsuda University in Tokyo in March 1998.



Rieko Okada

Independent Director and Member of the Nominating and Compensation Committee

- Ms. Okada has been our independent director since May 2025.
- Ms. Okada has 19 years of experience serving as a chief financial officer at Japanese technology companies.
- Ms. Okada obtained an associate degree in American and English Studies from Kansai Gaidai Junior College in Hirakata, Osaka, in March 1992, a Bachelor of Arts in Industry and Technology from the Open University of Japan in March 2012, and a master's degree in business administration from Kobe University in March 2022.



Jerzy Marek Rudzinski

Independent Director

- Mr. Rudzinski has been our independent director since September 2023.
- Mr. Rudzinski was a president of the board of directors of FQS Poland Limited, a Poland-based software developer which is a wholly owned subsidiary of Fujitsu Limited, from January 1998 to June 2023.
- Mr. Rudzinski obtained a Master of Science in Chemistry from University of Wroclaw, Poland, in September 1982, and a Doctor of Science in Computational Chemistry from Hokkaido University in March 1990.

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Our Principal Shareholders

	Ordinary Shares Beneficially Owned
	Percent
Directors, Corporate Auditors, and Executive Officers[1]:	
Kenji Narushima[2]	12.2%
Masahide Shigeno[3]	9.1%
Takuma Segawa[4]	7.1%
Kazuyuki Kawabata	–
Asami Sadoi	–
Yuko Osumi	–
Rieko Okada	–
Jerzy Marek Rudzinski	–
Kazunori Mori	–
Hiroaki Fujita	–
Mitsunori Yabe	–
Wakako Isaka (Yaguchi)	–
All directors, corporate auditors, and executive officers as a group (12 individuals):	**27.6%**
5% Shareholders:	
Toyota[5]	11.5%
Honda[6]	11.5%
Hideaki Tokuhara	5.8%
O-Well[7]	5.7%

Note:
(1) Unless otherwise indicated, the business address of each of the individuals is Kobe Asahi Building 25th Floor, 59 Naniwa-machi, Chuo-ku, Kobe, Hyogo 650-0035.
(2) The aggregate number of Ordinary Shares beneficially owned by Mr. Kenji Narushima reflects (i) 6,266,000 Ordinary Shares, and (ii) an aggregate of 1,096,550 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Narushima.
(3) The aggregate number of Ordinary Shares beneficially owned by Mr. Masahide Shigeno reflects (i) 4,699,500 Ordinary Shares, and (ii) an aggregate of 751,920 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Shigeno.
(4) The aggregate number of Ordinary Shares beneficially owned by Mr. Takuma Segawa reflects (i) 3,665,610 Ordinary Shares, and (ii) an aggregate of 626,600 Ordinary Shares that may be issued upon exercise of stock options held by Mr. Segawa.
(5) Represents an aggregate of 6,861,270 Ordinary Shares held directly by Toyota. The registered address of Toyota is 1 Toyota-Cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota is listed on the Tokyo Stock Exchange, the Nagoya Stock Exchange, and the London Stock Exchange. Toyota is also a reporting company under the Exchange Act and is listed on the New York Stock Exchange.
(6) Represents an aggregate of 6,861,270 Ordinary Shares held directly by Honda. The registered address of Honda is TORANOMON ALCEA TOWER 2-2-3 Toranomon, Minato-ku, Tokyo. Honda is listed on the Tokyo Stock Exchange. Honda is also a reporting company under the Exchange Act and is listed on the New York Stock Exchange.
(7) Represents an aggregate of 3,414,970 Ordinary Shares, 2,224,430 of which are held directly by O-Well Corporation ("O-Well") and 1,190,540 of which are held by Uni Electronics Inc. ("Uni Electronics"), a wholly owned subsidiary of O-Well. The registered address of O-Well is 5-13-9 Mitejima, Nishiyodogawa-ku, Osaka 555-0012, Japan. O-Well is listed on the Tokyo Stock Exchange.

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